Mail Stop 6010 May 19, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

> **Re: Mach One Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 3 filed May 7, 2008**
> **File No. 333-146744**

Dear Mr. Tobin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note that your filing has been tagged in EDGAR as a Form S-1/A, however the cover page for the amendment indicates the amendment is for a Form SB-2. Please revise the cover page to your next amendment to reflect an amendment on Form S-1.

2. Please revise the attestation under the signature block to reflect you comply with the requirements of Form S-1 instead of Form SB-2.

3. Please ask your auditors to revise their consent so that it references form S-1 rather than form SB-2.

4. Please note that your next amendment should include updated financial statements and related disclosures through March 31, 2008 as required by Rule 3-12 of Regulation S-X.

5. Please revise the disclosure on your website to conform to your prospectus disclosure. In this regard, we note specifically the differences with respect to management and your business divisions.

6. Please provide supplemental support for the following statements contained in the "Business Opportunity" section of your website. We may have additional comments.

> As a result of our substantial manufacturing activity relating to antibody production and colostrum concentration we produce highly valuable derivative materials that can be used in Nutraceutical production. Our Derivatives Division will manufacture Nutraceutical products under contract for outside parties who will sell them in the marketplace. This enormously profitable business is a result of our foundational activities in animal nutrition.

> In Diagnostic Testing we will introduce the most cutting-edge tests available on a customized basis for each industry we market to. We will partner with large veterinary practices to introduce advanced, state of the art diagnostics that are 300 times more sensitive than the latest ELISA tests currently thought of as "Gold Standard". This advanced technology will allow for early detection, and possible eradication of the targeted conditions through early supplementation.

Cover Page

7. We note your response to comment 4 and reissue the comment. Please include this information on the cover page of the prospectus, not the cover page of the registration statement.

8. The per share price on the prospectus cover page should be as of the date of the prospectus or a few days prior. Please revise.

Our Business, page 2

9. Please consider presenting the information in this section in chronological order. For example, in the first paragraph you refer to products acquired from BioQual, which entity you do not identify until the third paragraph.

10. Language appears to have been omitted from the third sentence of the first paragraph. Please advise or revise.

11. The information in the last sentence of the first paragraph appears to contradict the information in the second paragraph. If your current business is solely the sale of colostrum replacement products and you have discontinued the sales of diagnostic and monitoring equipment, why do you state "that testing would no longer be the major thrust of our business and will be discontinued by the end of 2008?" Have you not already discontinued this business? We may have additional comments.

12. It appears that the immunoglobulin products and the colostrum replacement products which are enumerated in the bullets on page 2 are different classes of products. Although you may have acquired the Ig products with the colostrum products, the disclosure suggests that, at least for the near future, you do not intend to develop the Ig products. If this is the case, this information should be disclosed on page 2 where you describe the acquisition of these products along with the replacement products. If these products are the same or overlap, you should revise the discussion to provide better disclosure about these products.

13. Please expand the discussion pertaining to your business plan to indicate when it was instituted, how you intend to implement the plan and the current stage of implementation, and the number of cows you currently have under contract.

Summary Financial Data, page 4

14. Please revise the amount for loss from operations for 2006 to agree with the statement of operations on page 36.

Business – General, page 13

15. Please include a section which briefly describes your patent(s), where they were issued, when they were issued, to whom, when the patent expires, and what the patent covers.

Manufacture of Products, page 15

16. Please update the discussion to indicate when production actually began at your Belgium, Wisconsin facility. If production has not yet begun, please revise the

disclosure throughout the prospectus where you currently indicate you manufacture your products to state that you plan to manufacture your products.

Products – Overview, page 15

17. Please update the discussion in this section.

Ownership of Certain Beneficial Owners and Management, page 18

18. Please update the information in the table to the most recent date practicable.

19. We note the shares owned by Mark Thomas, a company director, are not included in the number of shares owned by "All Directors and Executive Officers as a Group." Please advise or revise.

20. We note the number of shares owned by Mr. Tobin appears to include the three million shares he was to contribute to TCAA. If so, please include footnote disclosure of this fact as well as the reason these shares are reflected as owned by Mr. Tobin.

Management's Discussion and Analysis or Plan of Operation, page 26

21. We note the reference to the $1 million promissory note of April 2007. We also note that the note, filed as exhibit 4.3, references a $4 million contract to sell the borrower's fire retardant business as security for unpaid principal of the note. We can not locate any discussion in the prospectus or financial statements describing the fire retardant business, the proceeds of such sale, or repayments of principal and interest as specified in the promissory note. Please advise or revise.

Results of Operations, page 28
Fiscal Year Ending December 31, 2007 Compared to Fiscal Year Ending December 31, 2006, page 28

22. Please refer to your response to comment 27 and your revised disclosures. Please expand your disclosure to explain the increase in sales and the decrease in cost of sales. Also include an explanation for the increase in salaries and benefits expense.

Consolidated Balance Sheets, page 34

23. Please refer to your response to comment 32. We note that the cash flow statement was revised to reflect that this was not a prepayment. Please explain

why the $250,000 is still classified as a prepayment on the balance sheet or revise your financial statements.

24. Please revise the balance for 'Total Long Term Liabilities' as of December 31, 2007.

25. Please revise the number of preferred shares outstanding on your balance sheet as of December 31, 2006 and 2007 to agree with the number on the Statements of Stockholders' Equity.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 37

26. Please revise to include the changes in stockholders' equity (deficit) for the year ended December 31, 2006. Please ensure that the 30 million shares issued in connection with the merger are treated as outstanding for all periods presented.

27. Please refer to your response to comment 34 and your revised disclosures. Please revise your notes to the financial statements to clarify that the equity has been retroactively restated to reflect the number of shares the accounting acquirer received in the business combination.

28. Refer to your response to comment 35. Please explain the accounting treatment for this additional consideration. Please refer to SFAS 141.

29. We acknowledge your response to comment 37 and that you are currently working with your auditor on the response relating to your calculation of your beneficial conversion feature. We will evaluate your compliance with our comment once we receive your response.

Consolidated Statements of Cash Flows, page 38

30. We note a number of line items on the statement of cash flows which do not have any amounts attributable to them. Please remove these line items or tell us why these line items are necessary.

31. Please refer to your response to comment 38 and your revised disclosures. Once you have included the changes in stockholders' equity (deficit) for the year ended December 31, 2006 requested above, please explain where the amount for "Proceeds from issuance of stock" on the statement of cash flows for 2006 is reflected in the statement of stockholders' equity.

Note 1 – Organization and Summary of Significant Accounting Policies, page 39

32. Please refer to your response to comment 39. Please explain why the entire $250,000 was allocated to property and equipment since the disclosure on page 2 sounds like you purchased intangible assets as well.

33. We note you have deleted your accounting policy related to stock-based compensation. Please include the disclosures we requested in comment 87 issued in our comment letter dated November 8, 2007.

34. Please refer to your response to comment 41. Please disclose the specific dollar amount of stock-based compensation recorded for the periods presented. Please clarify the specific line item within the statement of operations where the stock-based compensation cost is recorded. Stock-based compensation should be presented within the respective functional line items. Refer to the guidance of Staff Accounting Bulletin Topic 14(F).

Revenue Recognition, page 39

35. We note that you have revised your disclosures regarding revenue recognition. Please revise your disclosure to comply with comment 85 issued in our comment letter dated November 8, 2007. It is not clear how recognizing revenue upon invoicing complies with Staff Accounting Bulletin 104.

Note 4 – Loan Payable, page 41

36. Please explain why the loan payable was classified as long-term in 2006 since it was due on demand.

Note 5 – Notes Payable, page 41

37. Please revise your disclosure to include the $670,000 due in connection with the promissory note and any other notes outstanding such that the disclosure in Notes 4, 5 and 6 agree to the Notes Payable on the balance sheet. Please disclose the terms of all the notes payable.

Note 6 – Convertible Notes Payable, page 41

38. We acknowledge your response to comment 40 and that you are currently working with your auditor on the response relating to your accounting treatment under SFAS 150 and SFAS 133. We will evaluate your compliance with our comment once we receive your response.

Note 7. Stockholders' Equity (Deficit), page 41

39. You state on page 9 that you rely heavily on stock options to compensate existing employees and attract new employees. Please revise your financial statements to provide the disclosures required by paragraph 64 and A240 and A241 of SFAS 123R.

Note 10. Acquisition of VDx Inc. page 43

40. You state that income and expenses for VDx have been included since acquisition which conflicts with your assertion in Note 1 in "Organization and Nature of Operations" that the acquisition was a reverse acquisition with VDx being the accounting acquirer. If VDx is the accounting acquirer, the financial statements presented in the filing should be of VDx since inception. The transaction on January 17, 2006 would be accounted for as a recapitalization by VDx of the shell entity which is accounted for similar to a reverse acquisition with the financial statements of VDx being presented since inception, not the date of the acquisition. Please revise to clarify your accounting treatment for the VDX acquisition.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David C. Thomas, Esq.
        Pryor Cashman LLP
        410 Park Avenue, 10th Floor
        New York, New York 10022